Filed Pursuant to Rule 433

Registration No. 333-145845

March 28, 2008

Contact: Peter Truell

(212) 412 7576

peter.truell@barclayscapital.com

Kristin Friel

(212) 412 7521

kristin.friel@barclayscapital.com

Christine Hudacko

(415) 597 2687

christine.hudacko@barclaysglobal.com

FOR IMMEDIATE RELEASE

Barclays Launches New iPath® Optimized Currency Carry

Exchange Traded Note

With this new iPath® ETN a long/short currency strategy can be implemented by investors others than institutions

New York, NY (March 28, 2008) – Barclays Bank PLC announced that today is the first day of trading for the iPath® Optimized Currency Carry Exchange Traded Note (ETN) on the NYSE-Arca Stock Exchange under the ticker symbol ICI. This is the first iPath® ETN to provide investors with a cost effective way to capitalize on inefficiencies in the currency market and gain diversified currency exposure to help reduce portfolio risk.

“The iPath® Optimized Currency Carry ETN offers investors the opportunity to invest in a diversified basket of currencies in a transparent and cost efficient way with the ease of trading on an exchange,” said Philippe El-Asmar, Managing Director, Head of Solution Sales, Americas, at Barclays Capital.

This new iPath® ETN is linked to the performance of the Barclays Intelligent Carry IndexTM, which is designed to reflect the total return of an “Intelligent Carry Strategy” which seeks to capture the potential return from a strategy of investing in high yielding currencies with the exposure financed by borrowings in low-yielding currencies. The pool of currencies to which the index may apply these strategies is commonly referred to as the “G10 currencies” and includes the U.S. dollar (USD), the euro (EUR), the Japanese yen (JPY), the Canadian dollar (CAD), the Swiss franc (CHF), the British pound sterling (GBP), the Australian dollar (AUD), the New Zealand dollar (NZD), the Norwegian krone (NOK) and the Swedish krona (SEK). The index is composed of ten cash-settled currency forward agreements, one for each index constituent currency, as well as a “Hedged USD Overnight Index” which is intended to reflect the performance of a risk-free U.S. dollar-denominated asset.

Institutional investors have used the “carry trade” strategy to buy currencies in regions with high interest rates, while shorting currencies in countries having low interest rates in the hope of capturing returns. In addition to capitalizing on the carry trade strategy, exposure to currencies can provide investors with a historically non-correlated asset to add to a portfolio, something that has grown increasingly valuable as global markets and economies have grown increasingly interdependent.

The iPath® Optimized Currency Carry ETN is a senior, unsecured, unsubordinated debt security linked to the performance of the Barclays Intelligent Carry IndexTM and issued by Barclays Bank PLC. iPath® ETNs are designed to provide investors with convenient access to the returns of market benchmarks, less investor fees. Subject to the requirements described in the applicable prospectus, the securities can be sold in the secondary market during trading hours at market prices, and may be redeemed in at least 50,000 units on a daily basis directly to the Issuer*.

The prospectus can be found on EDGAR, the SEC website at: www.sec.gov, as well as on the product website at www.iPathETN.com.

Several Barclays companies have worked together in order to create this innovative product. Barclays Bank PLC is the issuer and the index owner; Barclays Capital Inc. is the issuer’s agent and Barclays Global Investors Services (BGIS), an affiliate, assists in the promotion of iPath® ETNs to intermediaries.

About Barclays

Barclays PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. It is one of the largest financial services companies in the world by market capitalization. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 135,000 people. Barclays moves, lends, invests and protects money for over 27 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

iPath ETNS

For further information about the iPath ETNs go to: http://www.iPathETN.com.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of

*	The issuer may, from time to time, in its sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 units. Any such redemption will be applied on a consistent basis for all holders of units at the time the reduction becomes effective.

investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

An investment in iPath ETNs linked to the performance of the Barclays Intelligent Carry IndexTM is subject to risks associated with fluctuations, particularly a decline, in the value of the index.

Barclays Intelligent Carry Index TM and the USD Intelligent Carry IndexTM are trademarks of Barclays Bank PLC and have been licensed for use by Barclays Capital in connection with the calculation of the Index.

© 2008 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

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